UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: October 22, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 22, 2013, entitled “CNOOC Limited Announces Successful Bid for Libra Field in Brazil”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Announces Successful Bid for Libra Field in Brazil

(Hong Kong, October 22, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced that the Company, as part of a consortium comprised of Petrobras, Shell, Total and CNPC, has been awarded a 35-year production sharing contract to develop the Libra pre-salt oil discovery in the Santos Basin, offshore Brazil.

The Company holds 10% percent in the winning consortium, with the operator Petrobras(40%), Shell (20%), Total(20%) and CNPC(10% ).

As part of the winning bid, CNOOC Limited will pay 1.5 billion Brazilian Reais (approximately US$0.7 billion) as its 10% share of the signing bonus, and the winning consortium will conduct a minimum work program no later than end 2017.

Libra field is located in Santos Basin, approximately 170 kilometers off the coast of Rio de Janeiro. The block covers approximately 1,550 square kilometers with water depths of around 2,000 meters.

The Brazilian regulator, Agência Nacional do Petróleo (ANP) estimates that the recoverable resources of Libra field is between 8 to 12 billion barrels of oil and a total gross peak oil production could reach 1.4 million barrels per day.

Mr. Li Fanrong, CEO of the Company commented,” Libra field in Brazil is one of the largest deepwater oil accumulations in the world. The participation of CNOOC Limited in Libra project not only signifies the milestone of a strategic entry into ultra-deepwater field for the Company, it also aligns with our philosophy of seeking partnerships to expand our global footprints.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com